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July 17, 2000


Mr. Richard R. Kracum
Chairman
Worldwide Sports & Recreation, Inc.
9200 Cody
Overland Park, Kansas 66214

Dear Richard:

In connection with the proposed purchase of Serengeti Eyewear, Inc. ("SERENGETI") by an acquisition subsidiary of Worldwide Sports & Recreation, Inc. ("COMPANY"), Wind Point Partners IV, L.P., a Delaware limited partnership ("NOTEHOLDER") is pleased to advise you of its commitment to purchase $12.2 million principal amount of certain Convertible Subordinated Notes (the "NOTES") to be issued by the Company upon the closing of the purchase of not less than ninety percent (90%) of the issued and outstanding common stock of Serengeti (the "ACQUISITION"), on principal terms and conditions substantially similar to that which is set forth on the attached term sheet.

This commitment is subject to: (i) a wholly-owned subsidiary of the Company successfully closing the Acquisition (contemporaneously with the purchase of the Notes) for a price no greater than $4.25 per share; (ii) preparation, execution and delivery of loan documents that are reasonably satisfactory in form and substance to Noteholder; (iii) the completion of, and our satisfaction with the remaining legal due diligence; (iv) the closing of all other financing and equity commitments which have been entered into as part of the Acquisition by the Company either prior to or simultaneously with the purchase by Noteholder of the Notes; and (v) the absence of any material adverse change, from the date of this commitment to the closing of the Acquisition, in the business operations, financial condition or prospects of either the Company and/or Serengeti.

This letter will expire at 5:00 p.m., Chicago time on July 14, 2000 unless you execute a counterpart of this letter in the space provided below and return it to us prior to that time, which will evidence your agreement with the terms hereof. If an executed counterpart is so received, this letter will thereafter expire on the earliest to occur of (a) the closing by Noteholder and the


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Mr. Richard R. Kracum
July 17, 2000
Page 2


Company of the transaction and (b) August 31, 2000.

                                             Very truly yours,

                                             Wind Point Partners IV, L.P.

                                             By: Wind Point Investors, L.P.

                                             By:  __________________________

Accepted and Agreed to
As of July ___, 2000

Worldwide Sports & Recreation, Inc.

By: ___________________________________
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